EXHIBIT 99.1

Kinross recommends shareholders reject TRC Capital Investment’s below-market “mini-tender” offer for common shares

TORONTO, April 10, 2026 (GLOBE NEWSWIRE) -- Kinross Gold Corporation (TSX: K; NYSE: KGC) (the “Company”) received notification that TRC Capital Investment Corporation (“TRC”) has made an unsolicited “mini-tender” offer on April 7, 2026, to purchase up to 2.5 million common shares of Kinross, or approximately 0.21% of Kinross’ shares outstanding, at a price of C$41.75 per share. Kinross strongly recommends that its shareholders reject this offer and cautions its shareholders that the offer made is approximately 4.4% below the closing price of C$43.68 per Kinross share on the Toronto Stock Exchange on April 6, 2026, the day before the offer.

Kinross does not endorse TRC’s unsolicited mini-tender offer, and is not affiliated or associated in any way with TRC Capital Investment.

TRC has made several similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers are designed to result in a holding of less than 5% of a company's outstanding shares, thereby avoiding disclosure and procedural requirements applicable to most bids under Canadian and U.S. securities regulations. Both the Canadian Securities Administrators (CSA) and the U.S. Securities and Exchange Commission (SEC) recommend that investors exercise caution with mini-tender offers and have expressed serious concerns about them, including the possibility that investors might tender to such offers without understanding the offer price relative to the actual market price of their securities.

The SEC has issued “Tips for Investors” regarding mini-tender offers, noting that some bidders, in making the offers at below-market prices, are “hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” The SEC’s advisory can be found on its website at: http://www.sec.gov/investor/pubs/minitend.htm.

Information on the CSA’s long-standing guidance on mini-tenders can be found on the Ontario Securities Commission website at: https://www.osc.ca/en/securities-law/instruments-rules-policies/6/61-301/csa-staff-notice-61-301-staff-guidance-practice-mini-tenders.

Brokers, dealers and other market participants are encouraged to exercise caution and review the letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC website at:
www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

Kinross requests that a copy of this news release be included with any distribution of materials relating to TRC’s mini-tender offer for Kinross shares.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact
Samantha Sheffield
Director, Corporate Communications
phone: 416-365-3034
Samantha.Sheffield@Kinross.com

Investor Relations Contact
David Shaver
Executive Vice-President, Investor Relations & Communications
phone: 416-365-2854
InvestorRelations@Kinross.com

Source: Kinross Gold Corporation